Exhibit 99.1
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 7, 2011
     YOU ARE HEREBY NOTIFIED that the Annual General Meeting (the “Meeting”) of shareholders (the “Shareholders”) of Asia Pacific Wire & Cable Corporation Limited (the “Company”) will be held at the principal executive offices of the Company, located at No. 132 Min-Sheng East Road, Room B, 7th Fl., Section 3, Taipei, 105 Taiwan, ROC, on October 7, 2011 at 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time) for the following purposes:
     1. To elect a Chairman, if necessary;
     2. To read Notice convening the meeting;
     3. To approve the written record of the last Annual General Meeting of Shareholders of the Company held on September 3, 2010;
     4. To approve the Third Amended and Restated Bye-Laws of the Company;
     5. To approve the maximum number of directors at ten (10) and to reserve one (1) such directorship as a casual vacancy;
     6. To elect up to nine (9) directors, each to hold office, subject to the provisions of the Bye-Laws, as amended, until re-elected or their successors are appointed at the next Annual General Meeting or any special general meeting of the Shareholders;
     7. To approve the compensation to be paid to the directors;
     8. To present before the meeting audited financial statements for the fiscal year ending December 31, 2010;
     9. To approve the re-appointment of Ernst &Young as the independent auditors of the Company for the 2011 fiscal year; and
     10. To consider such other matters as may be appropriately brought before the Shareholders.
     In addition, during the Meeting, there will be a report by management on certain unaudited financial results of the Company for the first six months of 2011. Shareholders of record as of the close of business on August 29, 2011 (the “Record Date”) are entitled to notice of and to vote, in person or by a duly-executed and timely-delivered proxy, at the Meeting or any adjournments or postponements thereof. Enclosed is a proxy statement that contains more information about these matters and the Meeting and a proxy card for registering votes.
     Shareholders are encouraged to attend the Meeting. Shareholders not able to attend the Meeting in person are invited to participate by conference telephone by dialing into the Meeting on one of the following numbers:
     U.S. domestic callers: 888-504-7953
     Callers from outside the U.S.: 719-325-2236
     Upon calling into the Meeting, the conference call operator will request your name and the number of shares of the Company that you own. Thereafter, you will be joined to the Meeting along with other shareholder participants.

BY ORDER of the Directors
/s/ Appleby Services (Bermuda) Ltd.
Bermuda Resident Assistant Secretary

Dated: September 9, 2011

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Canon’s Court
22 Victoria Street
Hamilton Hm Ex
Bermuda
PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on October 7, 2011
     This Proxy Statement is furnished to shareholders (“Shareholders”) of Asia Pacific Wire & Cable Corporation Limited, a Bermuda company (the “Company”), in connection with the solicitation of proxies in the form enclosed herewith for use at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the principal executive offices of the Company, located at No. 132 Min-Sheng East Road, Room B, 7th Fl., Section 3, Taipei, 105 Taiwan, ROC, on October 7, 2011 at 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time) for the purposes set forth in the Notice of Meeting and described herein.
     Holders of record of Common Shares of the Company (the “Common Shares”) as of the close of business on August 29, 2011 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. The outstanding Common Shares constitute the only class of securities entitled to vote at the Meeting, and each Common Share entitles the holder thereof to one vote. At the close of business on August 29, 2011 there were 13,830,769 Common Shares issued and outstanding.
     Common Shares may be voted if the Shareholder is present in person or represented by proxy. At least two Shareholders holding a majority of the shares outstanding and entitled to vote as of such date must be present in person or represented by proxy for a quorum to exist at the Meeting. If a quorum is not present, the Meeting may be dissolved or adjourned from time to time until a quorum is present.
     Common Shares represented by proxies in the form enclosed, if such proxies are properly executed and returned and not revoked, will be voted as specified. For purposes of determining the number of votes cast with respect to (i) the approval of the prior meeting minutes, (ii) the approval of the Third Amended and Restated Bye-Laws of the Company, (iii) the approval of the maximum number of directors and the reservation of a casual vacancy, (iv) the approval of compensation of the members of the Board of Directors and (v) the re-appointment of Ernst & Young as the Company’s independent auditors, only those votes cast “for” or “against” shall be included. For the purpose of determining the number of votes cast with respect to the election of members of the Board of Directors, only votes cast “for” shall be included. To be voted, other than in the case of a vote in person at the meeting, proxies must be timely delivered to the principal solicitation agent of the Company, Broadridge Financial Solutions, Inc., or as directed on the enclosed proxy card. In order to be considered timely delivered, proxies must be received by the Company’s solicitation agent by October 5, 2011 at 5:00 p.m. (New York time). Any Shareholder wishing to vote in person at the Meeting must establish his or her identity and entitlement to vote the number of Common Shares the Shareholder wishes to vote, to the satisfaction of the Inspectors of Election appointed for the Meeting, prior to any vote of that Shareholder being counted with regard to the proposals to be voted upon at the Meeting.
     This Proxy Statement and the enclosed proxy were mailed to Shareholders on or about September 7, 2011. The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy card and any additional materials which may be furnished to Shareholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians to forward to beneficial owners of Common Shares held in the names of such nominees. The solicitation of proxies will be made by the use of the mails and through direct communication with certain Shareholders or their representatives by officers, directors and employees of the Company, who will receive no additional compensation therefor. In addition, the Company will utilize the services of Broadridge Financial Solutions, Inc. (and its agents) and Appleby Management (Bermuda) Ltd. to act as solicitation agents.
     Shareholders may inspect and copy (at prescribed rates) the Annual Report for the fiscal year ended December 31, 2010 and the Company’s other filings with the Securities and Exchange Commission (“SEC”) at the SEC’s Public Reference Room located at 100 F Street N.E., Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The Company’s SEC filings may also be accessed electronically by means of the SEC’s website located at www.sec.gov and locating the Company under the link for Company Filings.

PROPOSAL NO. 1
APPROVAL OF MINUTES OF PREVIOUS ANNUAL GENERAL MEETING
     The last Annual General Meeting of the Company was held on September 3, 2010 (the “Prior Meeting”). The Minutes of the Prior Meeting were recorded by the Secretary of the Prior Meeting. The minutes of the Prior Meeting shall be available for inspection by Shareholders for the period commencing not later than ten (10) days prior to the date of the Meeting at the registered office of the Company located at Canon’s Court, 22 Victoria Street, Hamilton, HMEX Bermuda. The Board of Directors recommends to the Shareholders that the Minutes of the Prior Meeting be approved.
     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE MINUTES OF THE PRIOR MEETING.
PROPOSAL NO. 2
APPROVAL OF THE THIRD AMENDED AND RESTATED BYE-LAWS OF THE COMPANY
     The Board of Directors recommends to the Shareholders that the Bye-Laws of the Company be amended and restated to allow the Company to purchase its own shares for cancellation or acquire them to be held as treasury shares, as provided for in Section 42B of the Bermuda Companies Act 1981, as amended, and to be applied or allotted for any of the purposes permitted by said Section 42B. Under the proposed amendment to the Bye-Laws, the Company may repurchase issued and outstanding Common Shares from time to time at the discretion of the Board of Directors, and the Company may record any such repurchased Common Shares as treasury shares on the books and records of the Company. The Company shall have no obligation to repurchase any Common Shares. Any repurchased Common Shares may be cancelled by the Board of Directors if it so determines in its discretion. Any repurchased Common Shares booked as treasury shares may be allotted, sold, or distributed, on such terms and with such conditions as the Board of Directors determines from time to time in its discretion without any further action on the part of the Shareholders or otherwise. The proposed amendments to the Bye-Laws of the Company and a copy of said Section 42B are attached hereto as Annex A. Except to the extent that the Bye-Laws are so amended, the Bye-Laws of the Company in effect prior to such amendment shall be restated in their entirety, remain in full force and effect and, subject to Shareholder approval of this Proposal No. 2, the Bye-Laws shall be referred to as the “Third Amended and Restated Bye-Laws,” a copy of which shall be provided to any Shareholder upon written request to the registered offices of the Company in Bermuda.
     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT OF THE BYE-LAWS OF THE COMPANY AS PROVIDED HEREIN.
PROPOSAL NO. 3
APPROVAL OF MAXIMUM NUMBER OF DIRECTORS AND RESERVATION OF CASUAL VACANCY
     The Board of Directors recommends to the Shareholders that that the minimum number of directors be fixed at two (2), the maximum number of directors be fixed at ten (10) and that one (1) vacancy shall exist on the Board of Directors, which shall be deemed to be a casual vacancy, which may be filled from time to time by the Board of Directors in accordance with the provisions of the Bye-Laws.
     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE MAXIMUM NUMBER OF DIRECTORS AND RESERVATION OF A CASUAL VACANCY.

PROPOSAL NO. 4
ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS
     The Directors are elected annually to serve until the next Annual General Meeting of Shareholders or until their successors are elected, except that, in the case of vacancies, the Board of Directors then in office may fill such vacancies until the next election of Directors. The following table sets forth certain information, as of August 29, 2011 and subsequent thereto in certain instances, concerning the individuals nominated by the Board of Directors for election as Directors of the Company (each a “Nominee,” and collectively the “Nominees”). Assuming approval by the Shareholders of the Directors’ fees set forth in Proposal No. 5 below, each Director shall be entitled to the payment of Directors’ fees as set forth therein. Proxies may be voted for up to nine (9) Directors. Shareholders may not vote their shares more than once for any one Nominee, as cumulative voting is not permitted, and write-in voting for candidates not named in this Proxy Statement is not permitted. All Directors elected to office shall be elected to a single class of Directorship.

Name	Date of Birth	Position and Background
Yuan Chun Tang	November 26, 1960	Mr. Yuan Chun Tang has been a member of the Company’s Board of Directors since 2004 and Chief Executive Officer since 2005. Mr. Yuan served as the Company’s Chairman from 2005 to 2009. He has also served as Chairman of Pacific Electric Wire and Cable Co., Ltd (“PEWC”) since 2004 and has been the Director of Pacific Construction Corp. Ltd since 2002. Mr. Yuan served as the Director of Taiwan Co-generation Corp from 2005 to 2008. Mr. Yuan has also been the Chairman of Taiwan Electric Wire & Cable Industries Association since 2004. He has served as the Supervisor to Taipei Importers/Exporters Association as well as the Director of Chinese National Federation of Industries in Taiwan since 1998 and 2004, respectively.

Michael C. Lee	September 28, 1951	Mr. Michael C. Lee has been a member of the Company’s Board of Directors since 2004 and is also Chief Executive Officer of PEWC and Chairman of Pacific USA Holdings, Ltd. Mr. Michael C. Lee is not related to Dr. Yichin Lee.

Andy C.C. Cheng	April 29, 1958	Mr. Andy C.C. Cheng was a member of the Company’s Board of Directors from 2004 to 2005 and was reelected in 2007. Mr. Cheng was appointed as Chairman of the Board in 2009. From 1987 to 2003, Mr. Cheng served as Vice President in charge of procurement at PEWC. Mr. Cheng has been an Executive Vice President at PEWC since 2004 and Chairman of each of the investment divisions of PEWC, Tai Ho Investment Co., Ltd. and You Chi Investment Co., Ltd., since June 2008. Mr. Andy C.C. Cheng is not related to Mr. Fang Hsiung Cheng.

Name	Date of Birth	Position and Background
David Sun	December 22, 1953	Mr. David Sun has been a member of the Company’s Board of Directors since 2007. He also serves as President of PEWC and Managing Director of Charoong Thai Wire and Cable Public Company Limited.

Lambert L. Ding	October 12, 1959	Dr. Lambert L. Ding has been an independent member of the Company’s Board of Directors since 2011 and serves on the Audit Committee, the Compensation Committee and the Nominating Committee. Dr. Ding also serves as President and Chief Executive Officer of Union Environmental Engineering Services in Taiwan.

Ching Rong Shue	March 4, 1950	Mr. Ching Rong Shue has been a member of the Company’s Board of Directors since 2006. He also serves as Vice President of PEWC.

Fang Hsiung Cheng	May 31, 1942	Mr. Fang Hsiung Cheng has been a member of the Company’s Board of Directors since 2006. He also serves as Assistant Vice President of PEWC. Mr. Fang Hsiung Cheng is not related to Mr. Andy C.C. Cheng.

Anson Chan	November 3, 1963	Mr. Chan has been an independent member of the Board of Directors since 2007 and serves on the Audit Committee as its Chairman. He also serves on the Compensation Committee and the Nominating Committee. Mr. Chan is also a Managing Director of the Bonds Group of Companies and was a Senior Advisor to Elliott Associates from 2005 to 2008.

Yichin Lee	January 4, 1961	Dr. Yichin Lee has been an independent member of the Company’s Board of Directors and has served on the Audit Committee since 2007. He also serves on the Compensation Committee. Dr. Lee is also a director and Chief Executive Officer of Giga Media Limited (NASDAQ: GIGM). Dr. Yichin Lee holds a doctorate degree in resource planning and management from Stanford University. Dr. Yichin Lee is not related to Mr. Michael C. Lee.
     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF EACH OF THE NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS.
PROPOSAL NO. 5
DIRECTORS’ COMPENSATION
     In addition to reimbursement for reasonable travel, hotel and incidental expenses in attending meetings of the Board of Directors or committees thereof, each Director receives as compensation for his services in the ensuing year a cash payment in the amount of $20,000, if such Director is not an officer or employee of the Company or any of its affiliates, and a cash payment in the amount of $10,000, if such director also serves as an officer or employee of the Company or any of its affiliates.
     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE COMPENSATION OF THE BOARD OF DIRECTORS.

PROPOSAL NO. 6
APPOINTMENT OF INDEPENDENT AUDITORS
     The Board of Directors recommends that Ernst & Young be re-appointed as the Company’s independent auditors until the next Annual General Meeting of Shareholders to audit the financial statements of the Company for the current fiscal year. Representatives of Ernst & Young will be available telephonically at the Meeting to respond to appropriate questions from the Shareholders and will be given an opportunity to make a statement should they desire to do so.
     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THE APPOINTMENT OF ERNST & YOUNG AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE CURRENT FISCAL YEAR.
OTHER MATTERS
     At the Meeting, there will be a report by management on certain unaudited consolidated financial results of the Company for the six-month period ended June 30, 2011.
     The Directors know of no other business to be presented at the Annual General Meeting of Shareholders. If other matters properly come before the Annual General Meeting of Shareholders in accordance with the Company’s Bye-Laws, the persons designated as proxies will vote in accordance with their best judgment.
     Any Shareholder wishing to submit a proposal for inclusion in the proxy statement for the 2012 Annual General Meeting of Shareholders must submit the proposal to the Secretary of the Company by December 31, 2011. Such proposal must also comply with the requirements as to form and substance established under the laws of Bermuda for such proposals to be included in the proxy statement.

/s/ Appleby Services (Bermuda) Ltd.
Bermuda Resident Assistant Secretary

Dated: September 9, 2011

ANNEX A
     Set forth below are the proposed amendments to the Second Amended and Restated Bye-Laws of the Company, which would replace in their entirety the corresponding sections in such Bye-Laws. Except to the extent that the Bye-Laws are amended by the proposed amendments set forth below, the Bye-Laws are restated in their entirety, remain in full force and effect and shall be referred to as the Third Amended and Restated Bye-Laws of the Company.
Amendment to Section 3:
     “3. As at the date of these Bye-Laws, as amended from time to time, the authorised share capital of the Company is five hundred thousand United States dollars (US$500,000) divided into fifty million (50,000,000) Common Shares of one United States cent (US$0.01) each.
     (a) Subject to any special rights conferred on the holders of any share or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by Resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.
     (b) The Board may, at its discretion and without the sanction of a Resolution, authorise the purchase by the Company of its own shares upon such terms as the Board may in its discretion determine, provided always that such purchase is effected in accordance with the provisions of the Companies Acts.
     (c) The Board may, at its discretion and without the sanction of a Resolution, authorise the acquisition by the Company of its own shares, to be held as treasury shares, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Companies Acts. The Company shall be entered in the Register as a Shareholder in respect of the shares held by the Company as treasury shares and shall be a Shareholder of the Company but subject always to the provisions of the Companies Acts and for the avoidance of doubt the Company shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the Companies Act.”
Amendment to Section 7:
     “7. (a) Subject to the provisions of these Bye-Laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.
     (b) Subject to the provisions of these Bye-Laws, any shares of the Company held by the Company as treasury shares shall be at the disposal of the Board, which may hold all or any of the shares, dispose of or transfer all or any of the shares for cash or other consideration, or cancel all or any of the shares.”
Amendment to Section 16:
     “16. The Board may from time to time make calls upon the Shareholders (for the avoidance of doubt excluding the Company in respect of any nil or partly paid shares held by the Company as treasury shares) in respect of any monies unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Shareholder shall (subject to the Company serving upon him at least fourteen (14) days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.”

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Section 42B of the Bermuda Companies Act 1981, as amended
(Not an Official Version)
Treasury shares
     42B (1) In this Act, references to a company holding shares as treasury shares are references to the company holding shares that —
     (a) were, or are treated as having been, acquired by the company in accordance with this section; and
     (b) have not been cancelled but have been held by the company continuously since they were acquired.
     (2) Subject to this section, a company limited by shares, or other company having a share capital, may, if authorized to do so by its memorandum or bye-laws, acquire its own shares, to be held as treasury shares, for cash or any other consideration.
     (3) Section 42 shall apply in relation to the acquisition by a company under this section of its own shares to be held as treasury shares as it applies in relation to the redemption of redeemable preference shares by a company under section 42, except that the terms and manner of the acquisition need not be provided by or determined in accordance with the bye-laws as required by section 42(2).
     (4) A company may not acquire its own shares to be held as treasury shares if, as a result of the acquisition, all of the company’s issued shares, other than the shares to be held as treasury shares, would be non-voting shares.
     (5) An acquisition by a company of its own shares to be held as treasury shares may be authorized by its board of directors or otherwise by or in accordance with its bye-laws.
     (6) No acquisition by a company of its own shares to be held as treasury shares may be effected if, on the date on which the acquisition is to be effected, there are reasonable grounds for believing that the company is, or after the acquisition would be, unable to pay its liabilities as they become due.
     (7) A company that acquires its own shares to be held as treasury shares may —
     (a) hold all or any of the shares;
     (b) dispose of or transfer all or any of the shares for cash or other consideration; or
     (c) cancel all or any of the shares.
     (8) If shares are cancelled under this section, the amount of the company’s issued share capital shall be diminished by the nominal value of those shares, but the cancellation of shares shall not be taken as reducing the amount of the company’s authorized share capital.
     (9) If a company holds shares as treasury shares, the company shall be entered in the register of members under section 65 as the member holding the shares.
     (10) A company that holds shares as treasury shares shall not exercise any rights in respect of those shares, including any right to attend and vote at meetings, including a meeting under section 99, and any purported exercise of such a right is void.
     (11) No dividend shall be paid to the company in respect of shares held by the company as treasury shares; and no other distribution (whether in cash or otherwise) of the company’s assets (including any distribution of assets to members on a winding up) shall be made to the company in respect of shares held by the company as treasury shares.
     (12) Nothing in this section shall prevent a company from —
     (a) making an allotment of shares as fully paid bonus shares in respect of shares held by the company as treasury shares; or

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     (b) paying any amount payable on the redemption of shares held by the company as treasury shares (if they are redeemable shares).
     (13) Any shares allotted by a company as fully paid bonus shares in respect of shares held by the company as treasury shares shall be treated for the purposes of this Act as if they had been acquired by the company at the time they were allotted.
     (14) Where a company agrees or is obliged to acquire any of its shares to be held as treasury shares —
     (a) the company shall not be liable in damages in respect of any failure to acquire any of the shares;
     (b) the Court shall not grant an order for specific performance of the acquisition if the company shows that to do so would render it insolvent or cause it to breach the provisions of any Act, regulation or licence; and
     (c) on a liquidation, other shares that carry rights, whether as to capital or income, that are preferred to the rights attaching to the shares agreed or obliged to be acquired, shall be paid in priority to the cash or other consideration to be paid for the shares agreed or obliged to be acquired.
     (15) Shares held by a company as treasury shares shall be excluded from the calculation, under sections 12(4), 47(1), 47(7), 89(5), 96(1), 99(2), 102, 103 and 113(1)(c), of any percentage or fraction of the share capital, or shares, of the company or of any class of share capital, or shares, of the company.
     (16) For the purposes of section 79(2)(b), a company that holds shares as treasury shares is not a member of the company.
Section 42B inserted by 2006:40 s.16 effective 29 December 2006

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